United States
Securities and Exchange Commission
Washington, D.C.  20549


SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. [ ])


Name of Issuer:			ICO, Inc.
Title of Class of Securities:	Common Stock
CUSIP Number:			449294206


Check the following box if a fee is being paid with this statement [x].





































CUSIP No.  449294206					Page 2 of 4 Pages

1. Name of Reporting Person			Alphi Investment Management Company
						IRS No. 36-3588013

2. Check the appropriate box if a member of a group		(a) [ ]       (b) [ ]

3. SEC Use Only

4. Citizenship or Place of Organization					Illinois

5. Sole Voting Power							580,000

6. Shared Voting Power			  			           	           0

7. Sole Dispositive Power							580,000

8. Shared Dispositive Power					           	           0

9. Aggregate Amount Beneficially Owned by Each Reporting Person		580,000

10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	 [ ]

11. Percent of Class Represented by Amount in Row 9		   	     6.5%

12. Type of Reporting Person						        IA




























Item 1(a).  Name of Issuer

	This Schedule 13G relates to the Shares of Common
Stock of ICO, Inc. (the "Shares" and the "Company" respectively).

Item 1(b).  Address of Issuer's Principal Executive Offices

	The executive offices of the Company are located at 100 Glenborough Drive, Suite 250, Houston, Texas 77067.

Item 2(a).  Name of Person Filing

	This Schedule 13G is being filed on behalf of Alphi
Investment Management Company ("AIMCO"), an Illinois corporation.

Item 2(b).  Address of Principal Business Office

	The principal business offices of AIMCO are located at 155 Pfingsten Road, Suite 360, Deerfield, IL 60015.

Item 2(c).  Citizenship

	U.S.A.

Item 2(d).  Title of Class of Securities

	Common Stock

Item 2(e).  CUSIP Number

	449294206

Item 3.  Type of Person

	Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.


Item 4.  Ownership

	(a)  	Amount Beneficially Owned:			580,000

	(b)	Percent of Class:			   		    6.5%

	(c)	Number of shares as to which person has:

		(i)	sole power to vote or to direct the vote:	580,000
	    	(ii)	shared power to vote or to direct the vote:	           0
		(iii)	sole power to dispose or to direct the disposition of:	580,000
		(iv)	shared power to dispose or to direct the disposition of:         0

Item 5.  Ownership of Five Percent or less of a Class		Not applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

	Alphi Fund L.P. ("Alphi"), a Delaware limited partnership is the beneficial owner of 580,000 Shares, which is  6.5% of the 8,923,911 Shares of the
Company deemed to be outstanding as of December 31, 1995.  AIMCO, in its capacity as general partner of Alphi, has the sole power to vote and sole power to dispose of 580,000 Shares owned by Alphi.  Individual limited partners of Alphi (but not the principals of AIMCO) may own Shares which are not included in the aggregate number of Shares reported in Item 4 above.

Item 7.	Identification and Classification of the Subsidiary Which Acquired
the Security Being Reported on By the Parent Holding Company
	Not applicable.

Item 8.  Identification and Classification of Members of the Group
	Not applicable.

Item 9.  Notice of Dissolution of Group
	Not applicable.

Item 10.  Certification

	By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

						February  8, 1996
								Date
						Philip R. Smith
								Signature
						Philip R. Smith   /   Secretary
  						Name/Title